Exhibit 99.10

(A free translation of the original in Portuguese) Ondurman Empreendimentos Imobiliários Ltda. Report on the net book equity value based on the accounting records at August 31, 2020

(A free translation of the original in Portuguese) Report on the net book equity value based on the accounting records To the Shareholders and Management Ondurman Empreendimentos Imobiliários Ltda. Information on the audit firm 1PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1,400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under no 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under no 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated November 1st, 2019, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under no 152,080, at January 21, 2020, represented by its undersigned partner, Mr. Daniel Vinícius Fumo, Brazilian, married, accountant, holder of Identity Card no 32.080.643-1 enrolled in the Individual Taxpayers Register (CPF) under no 227.040.578-18 and the Regional Accounting Council of the State of São Paulo under no 1SP256197/O-9, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of Ondurman Empreendimentos Imobiliários Ltda. ("Company") at August 31, 2020, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below. The objective of the report 2The objective of the report of the net book equity value at August 31, 2020 of Ondurman Empreendimentos Imobiliários Ltda. is its legal merger into Suzano S.A. Management's responsibility for the accounting information 3Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report. 2 of 8 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Ondurman Empreendimentos Imobiliários Ltda. Scope of the work and responsibility of the independent auditors 4Our responsibility is to express a conclusion on the net book equity value of the Company at August 31, 2020, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement. 5An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the shareholders’ equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6Based on the work performed, we conclude that the amount of R$ 82,859,327.71, according to the balance sheet at August 31, 2020, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Ondurman Empreendimentos Imobiliários Ltda. according to accounting practices adopted in Brazil. São Paulo, October 6, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Daniel Vinícius Fumo Contador CRC 1SP256197/O-9 3 of 8

Attachment I to report on the net book equity value based on the accounting records issued on October 6, 2020 Ondurman Empreendimentos Imobiliários Ltda. Balance sheet at August 31, 2020(A free translation of the original in Portuguese) ASSET CURRENT Reais Cash and cash equivalents655,48 Marketable securities5,130,999.08 Recoverable tax51,452.73 Total current asset5,183,107.29 NON CURRENT Property, plant and equipment78,149,203.51 Total non-current assets78,149,203.51 TOTAL ASSET83,332,310.80 LIABILITIES CURRENT Reais Taxes payable472,983.09 Total current liabilities472,983.09 TOTAL LIABILITIES472,983.09 SHAREHOLDERS’ EQUITY Share Capital Advance for future capital increase 1,790,000.00 10,000,000.00 Accumulated profit71,069,327.71 Total equity82,859,327.71 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY83,332,310.80

1Basis of preparation and summary of the significant accounting policies The balance sheet at August 31, 2020 was prepared with the objective of report of the net book equity value at August 31, 2020 of the Ondurman Empreendimentos Imobiliários Ltda ("Company"), to be used in the merger into Suzano S.A. The balance sheet at August 31, 2020 has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). The preparation of this balance sheet requires the use of certain critical accounting policies. The main accounting policies applied in the preparation of this balance sheet are presented below. 1.1Cash and cash equivalents Include cash on hand and bank deposits. 1.2Financial assets 1.2.1Classification Financial assets are classification based on the purpose for which the financial assets were acquired, as set forth below: (i)financial assets at amortized cost; and (ii)financial assets at fair value through profit or loss. Regular purchases and sales of financial assets are recognized on the trade date, it means, the date on which the Entity commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred substantially all risks and rewards of ownership. 1.2.1.1 Financial assets measured at amortized cost Financial assets at amortized cost are financial assets held by the Entity (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expense) in income statement. It includes the balance of cash and cash equivalents, trade accounts receivable and other assets.

1.2.1.2 Financial assets measured at fair value through profit and loss Financial assets at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized under financial income (expense) in income statement for non-derivative financial instruments and for financial derivative instruments under income from derivative financial instruments. This category includes the balance of marketable securities. 1.3Property, plant and equipment Stated at the cost of acquisition, net of recoverable taxes. Such cost is deducted of accumulated impairment losses, when incurred, at the highest of the value of use and sale, less cost to sell. Land is not depreciated. The Company annually performs an analysis of impairment indicators of property, plant and equipment. An impairment for loss for property, plant and equipment, is only recognized if the asset’s recoverable amount is less than it is carrying amount. The recoverable amount of asset or cash-generating unit is the highest of its value in use and its fair value less cost to sell. Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized in the statement of income at the disposal date. 1.4Share capital These all quotas are classified under shareholders’ equity. 1.5Advance for future capital increase It comprises the funds received by the Company, arising from its shareholders with the purpose of increasing the share capital. They must be effective until the first amendment to the Company Bylaws to be carried out after they receipt or within a maximum period of 120 (one hundred and twenty) days as from the end of the fiscal year in which the Company has received it, of both, whichever occurs first. They are recognized in non-current liabilities. 2Property, plant and equipment Property, plant and equipment comprises only lands, at the amount of R$ 78,149,203.51. To fulfil certain requirements with the Brazilian land registry offices and other registry offices (when applicable), we described below the property list registered in our accounting records:

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